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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                           ---------------------------



                                    FORM 11-K

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                     ANTEC CORPORATION EMPLOYEE SAVINGS PLAN
                     ---------------------------------------

                            (Full title of the Plan)

                                       of


                                ANTEC CORPORATION

              (Issuer of the securities held pursuant to the Plan)

                             A Delaware Corporation
                   IRS Employer Identification No. 36-3892082
                            SEC File Number 000-22336


                             11450 TECHNOLOGY CIRCLE
                                DULUTH, GA 30097

                   (Address of its principal executive office)

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                                ANTEC CORPORATION
                              EMPLOYEE SAVINGS PLAN
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                TABLE OF CONTENTS

                                                                                        Page
                                                                                        ----
Financial Statements:

               Report of Independent Auditors                                             3

               Statements of Net Assets Available for Benefits                            4

               Statements of Changes in Net Assets Available for Benefits                 5

               Notes to the Financial Statements                                          6

Supplemental Schedules:

               Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)          11

Signatures                                                                               12

Exhibit 23 - Consent of Independent Auditors                                             13

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors of ANTEC Corporation and the Trustees of the ANTEC Corporation
    Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of ANTEC Corporation Employee Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                        /s/ ERNST & YOUNG LLP

Atlanta, Georgia
June 15, 2001

                                ANTEC CORPORATION
                              EMPLOYEE SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                      DECEMBER 31,
                                               2000                  1999
                                           ------------          ------------
ASSETS
Investments, at fair value                 $ 26,742,735          $ 29,614,062
Contributions receivable:
    Participants                                193,578                81,986
    Employer                                    108,306                    --
                                           ------------          ------------
                                                301,884                81,986
                                           ------------          ------------
Total assets                                 27,044,619            29,696,048

LIABILITIES
Excess contributions refundable                 318,554                65,488
                                           ------------          ------------
Net assets available for benefits          $ 26,726,065          $ 29,630,560
                                           ============          ============

                             See accompanying notes.

                                ANTEC CORPORATION
                              EMPLOYEE SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 31, 2000

Additions to net assets attributed to:
    Contributions:
        Participants                                                               $  3,195,898
        Employer                                                                      1,653,231
                                                                                   ------------
                                                                                      4,849,129

    Dividends and interest                                                            2,264,697
                                                                                   ------------
Total additions                                                                       7,113,826

Deductions from net assets attributed to:
    Net realized and unrealized depreciation in fair
      value of investments                                                           (5,047,167)
    Benefits paid to participants                                                    (4,959,409)
    Administrative expenses                                                             (11,745)
                                                                                   ------------
Total deductions                                                                    (10,018,321)

                                                                                   ------------
Net decrease                                                                         (2,904,495)

Net assets available for benefits:
    Beginning of year                                                                29,630,560
                                                                                   ------------
    End of year                                                                    $ 26,726,065
                                                                                   ============

                             See accompanying notes.

                               ANTEC CORPORATION
                             EMPLOYEE SAVINGS PLAN

                       NOTES TO THE FINANCIAL STATEMENTS

                               December 31, 2000

NOTE 1. DESCRIPTION OF THE PLAN

The following description of ANTEC Corporation Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

On December 31, 1999, each current nonunion participant of the ANTEC Corporation Pension Plan ("Pension Plan") was required to make an irrevocable election to either continue to accrue benefits under the Pension Plan and maintain their current level of matching contributions under the Plan or to cease benefit accruals under the Pension Plan effective January 1, 2000, and become eligible to receive an increased level of matching contributions under the Plan effective January 1, 2000. Each union participant of the Pension Plan will continue to accrue benefits under the Pension Plan and maintain eligibility to receive the current level of matching contributions under the Plan until the applicable bargaining agreement otherwise requires.

Effective January 1, 2000, the Plan was amended to allow plan participants to purchase and sell the common stock of the Company.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

CONTRIBUTIONS

Participants may contribute from 1% to 15% of pretax compensation, as defined by the Plan, subject to Internal Revenue Service ("IRS") limitations. The Company contributes an amount equal to a percent of compensation depending on the participating subsidiary, with a maximum range of 1.5% to 5% of compensation.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, allocations of the Company's matching contributions, allocable share of investment earnings, and allocable share of administrative expenses not otherwise paid by the Company. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. Forfeited balances of nonvested terminated participants' accounts are used to reduce Company contributions.

                                ANTEC CORPORATION
                              EMPLOYEE SAVINGS PLAN

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)

NOTE 1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of service. Participants are fully vested after six years of credited service.

During the year, approximately $68,089 of nonvested employer contributions were forfeited by terminated plan participants. These forfeitures were used to reduce employer contributions to the Plan.

PAYMENT OF BENEFITS

Upon termination of service, retirement, death or permanent disability, a participant may receive a lump-sum distribution equal to the nonforfeitable portion of his/her account.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate, plus 1%, in effect at the time of the disbursement of the loan. Principal and interest are paid ratably through payroll deductions.

ADMINISTRATIVE EXPENSES

Substantially all expenses of administering the Plan are paid by the Company.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

                                ANTEC CORPORATION
                              EMPLOYEE SAVINGS PLAN

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments in mutual funds and ANTEC Common Stock are stated at fair value, which is based on quoted market prices on national exchanges. Participant loans are stated at carrying value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

                                ANTEC CORPORATION
                              EMPLOYEE SAVINGS PLAN

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)

NOTE 3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                             DECEMBER 31
                                                                       2000                1999
                                                                    ----------          ----------
    MFS Retirement Service - MFS Emerging
      Growth Fund                                                   $3,897,631          $5,774,759
    MFS Retirement Service - MFS Research
      Fund                                                           3,152,260           3,643,052
    MFS Retirement Service - MFS Global
      Equity Fund                                                    1,451,203           1,577,306
    MFS Retirement Service - MFS Capital
      Opportunity Fund                                               3,785,469           4,043,755
    MFS Retirement Service - Mass Invest
      Growth Stock Fund                                              4,892,151           6,235,536
    MFS Retirement Service - MFS Total
      Return Fund                                                    2,235,662           2,114,766
    MFS Retirement Service - MFS Fixed
      Fund                                                           2,502,074           2,449,703

The Plan's investments (including investments bought, sold, and held during the year) depreciated in fair value as follows:

                                        YEAR ENDED
                                       DECEMBER 31,
                                           2000
                                       ------------
             Mutual funds              $ (4,419,016)
             Common stock                  (628,151)
                                       ------------
                                       $ (5,047,167)
                                       ============

                                ANTEC CORPORATION
                              EMPLOYEE SAVINGS PLAN

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)

NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 22, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of funds managed by Reliance Trust Company, who is the Plan's Trustee and MFS Retirement Services, Inc., who is the Plan's recordkeeper and, therefore, these transactions qualify as party-in-interest transactions.

The Plan held 143,074 and 11,909 shares of the ANTEC Corporation Common Stock Fund valued at $824,723 and $257,370 at December 31, 2000 and 1999, respectively.

                                ANTEC CORPORATION
                              EMPLOYEE SAVINGS PLAN

                   SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)
                                 EIN: 36-3892082
                                PLAN NUMBER: 002

                                December 31, 2000

                                                                (C)                              (E)
                        (B)                               DESCRIPTION OF                       CURRENT
   (A)           IDENTITY OF ISSUE                          INVESTMENT                          VALUE
   -----------------------------------------------------------------------------------------------------
           Putnam Investments, Inc.              New Opportunity Fund; 17,302
                                                   shares                                    $ 1,014,255
    *      MFS Retirement Services, Inc.         MFS Emerging Growth Fund;
                                                   87,040 shares                               3,897,631
           Vanguard Investments                  Vanguard 500 Index Fund;
                                                   7,494 shares                                  913,214
    *      MFS Retirement Services, Inc.         MFS Research Fund; 131,454
                                                   shares                                      3,152,260
    *      MFS Retirement Services, Inc.         MFS Global Equity Fund;
                                                   69,270 shares                               1,451,203
    *      MFS Retirement Services, Inc.         MFS Capital Opportunity Fund;
                                                   211,597 shares                              3,785,469
    *      MFS Retirement Services, Inc.         Mass Invest Growth Stock
                                                   Fund; 285,423 shares                        4,892,151
           Fidelity Advisors Group               Advisors Growth Income Fund;
                                                   22,212 shares                                 394,033
    *      MFS Retirement Services, Inc.         MFS Total Return Fund;
                                                   145,079 shares                              2,235,662
    *      MFS Retirement Services, Inc.         MFS Bond Fund; 80,595 shares                    993,741
    *      MFS Retirement Services, Inc.         MFS Fixed Fund; 2,502,074
                                                   shares                                      2,502,074
    *      ANTEC Corporation                     ANTEC Corporation Common Stock Fund
           Participants                            143,074 shares                                824,723
                                                 Loans receivable; interest  rates
                                                   range 8% - 10%; maturities within
                                                   5 years                                       686,319
                                                                                             -----------
                                                                                             $26,742,735
                                                                                             ===========

Note: Cost information (column D) has not been included as all investments are participant directed.

* Represents a party-in-interest to the Plan.

                                ANTEC CORPORATION
                              EMPLOYEE SAVINGS PLAN

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized,



                                         ANTEC CORPORATION
                                         EMPLOYEE SAVINGS PLAN

                                         By: Administrative Committee
                                                (Plan Administrator)


                                         /s/ LAWRENCE A. MARGOLIS
                                         ---------------------------------------
                                             Lawrence A. Margolis
                                                Executive Vice President
                                                (Principal Financial Officer,
                                                duly authorized to sign on
                                                behalf of the registrant)

Dated: June 27, 2001